FOR IMMEDIATE RELEASE

CANADA SOUTHERN ACKNOWLEDGES FILING OF CANADIAN SUPERIOR OFFER, ADVISES SHAREHOLDERS TO TAKE NO ACTION

Calgary, Alberta, June 19th, 2006 – The Board of Directors of Canada Southern Petroleum Ltd. (“Canada Southern” or “the Company”) (NASDAQ: CSPLF) (TSX: CSW) today acknowledged the filing of formal documents relating to an unsolicited offer from Canadian Superior Energy Inc. (TSX and AMEX: SNG) to purchase all of the outstanding common shares of Canada Southern. Canadian Superior first announced its intention to commence an offer on June 5, 2006.

The Canada Southern Board, in consultation with its financial and legal advisors, will carefully consider and evaluate the Canadian Superior offer. After this evaluation, the Canada Southern Board will issue a Directors’ Circular and a related Solicitation/Recommendation Statement on Schedule 14D-9 that will contain important information, including the Board’s recommendation with respect to the Canadian Superior offer. The Directors’ Circular and a related Solicitation/Recommendation Statement on Schedule 14D-9 regarding the Canadian Superior offer will be available on or before June 30, 2006. These documents will advise shareholders: a) whether the Canada Southern Board recommends acceptance or rejection of the Canadian Superior offer, expresses no opinion and remains neutral towards the offer, or is unable to take a position with respect to the offer; and b) the reasons for the position taken by the Board.

Canada Southern advises that shareholders defer making any determination with respect to the Canadian Superior offer until reading the Director’s Circular and the related Solicitation/Recommendation Statement on Schedule 14D-9.

Shareholders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto when they become available because they will contain important information.  Investors can obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto when they become available and all other filings made by Canada Southern with the SEC at the SEC’s website at www.sec.gov.  In addition, these materials may be obtained free from Canada Southern by directing a request to Canada Southern, #250, 706 – 7th Avenue S.W, Calgary, Alberta, Canada T2P 0Z1, (403) 269-7741, Attention: Corporate Secretary.

Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada. The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada. The Company also owns varying interests in seven Significant Discovery Licenses located in the Arctic Islands in Northern Canada.  The Company’s common shares are traded on the NASDAQ Capital Market under the symbol “CSPLF”, and on the Toronto Stock Exchange under the symbol “CSW”. The Company has 14,496,165 shares outstanding.

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